DRIVE SHACK INC.

111 W 19th St., 8th Floor
New York, NY 10011
January 10, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Joshua Lobert

Re:	Drive Shack Inc.
Registration Statement on Form S-3
File No. 333-222312
Filed December 27, 2017

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Drive Shack Inc. (the “Registrant”) hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Friday, January 12, 2018, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Michael J. Schwartz, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (212) 735-3694, and that such effectiveness also be confirmed in writing.

Very truly yours,

DRIVE SHACK INC.

By:	/s/ Lawrence A. Goodfield, Jr.
	Name:	Lawrence A. Goodfield, Jr.
	Title:	Chief Financial Officer, Chief Accounting
Officer & Treasurer

cc:          Skadden, Arps, Slate, Meagher & Flom LLP